Exhibit 99.1

Company Contact:

Jean-Christophe Bédos President and Chief Executive Officer (514) 397-2586

BIRKS GROUP ANNOUNCES THE DEPARTURE AND NEW APPOINTMENT OF ITS CFO

Montreal, Quebec. December 19, 2019 - Birks Group Inc. (the “Company” or “Birks Group”) (NYSE American: BGI) announces that Pasquale (Pat) Di Lillo, Vice President and Chief Financial Officer, has decided to leave the Company on January 17, 2020 to pursue personal interests. Pat has been an integral part of Birks Group’s senior management team for the past five years and has led the finance function and many successful initiatives that have contributed to the Company’s development.

Birks Group is also pleased to announce that Ms. Katia Fontana will be joining the Company as Vice President and Chief Financial Officer, on January 13, 2020. Mr. Di Lillo will remain with the Company until January 17, 2020 to ensure a proper transition.

Ms. Fontana is a Chartered Professional Accountant, CA and has over 25 years of experience in finance and accounting, 14 years of which were spent in the retail industry. She was recently Chief Financial Officer at Avenir Global, a holding company for communications and public relations firms. Prior thereto, she was with Groupe Dynamite Inc., an apparel retailer, from 2004 to 2018 in various positions, including Chief Financial Officer, Vice President, Finance and Administration and Director, Finance and prior thereto she was at Deloitte Touche Tohmatsu, one of the Big 4 public accounting firms, from 1993 to 2004. She holds a Bachelor of Business Administration from University of Québec at Montreal and a Chartered Professional Accountant Designation from l’Ordre des comptables professionnels agréés du Québec.

Niccolò Rossi di Montelera, Executive Chairman of the Board, commented: “Pat has been our CFO since 2015. He has been a valued member of our senior management team and has made significant contributions to the business. On behalf of the Board, I would like to thank him for his hard work and dedication and wish him every success in the future.” Mr. Rossi di Montelera continued: “We are very pleased to welcome Katia Fontana to the Company as our new CFO and wish her success in her new role.”

In making the announcement, Jean-Christophe Bédos, President and Chief Executive Officer, commented: “For the past five years, Pat has been an important member of our senior management team. We are grateful for his guidance and leadership during the implementation of the Company’s transformational strategy.” Mr. Bédos continued: “I am very pleased to welcome Katia Fontana to Birks Group. Her experience and knowledge in finance and accounting and her retail experience will be valuable assets for Birks Group as we continue the development of the Birks product brand and the transformation of our stores network in Canada.”

Pat Di Lillo, Vice President and Chief Financial Officer, said: “I have been with Birks Group for five years and have immensely enjoyed my time with the Company. However, it is now time to take care of some personal matters and move onto the next stage of my life. I leave the Company at an extremely exciting time in its development. The opportunities that lie ahead for the Company are great as we look to the further development of the Birks brand into an international brand.”

About Birks Group Inc.

Birks Group is a leading designer of fine jewelry, timepieces and gifts and operator of luxury jewelry stores in Canada. The Company operates 27 stores under the Birks brand in most major metropolitan markets in Canada, one retail location in Calgary under the Brinkhaus brand and two retail locations in Vancouver under the Graff and Patek Philippe brands. Birks Collections are available at Mappin & Webb and Goldsmiths in the United Kingdom in addition to several jewelry retailers across North America. Birks was founded in 1879 and has become Canada’s premier retailer and designer of fine jewelry, timepieces and gifts. Additional information can be found on the Company’s web site, www.birks.com.

Forward Looking Statements

This press release contains certain “forward-looking” statements concerning the Company’s performance and strategies, including that the opportunities that lie ahead for the Company are great as we look to the further development of the Birks brand into an international brand. Given such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that we will meet the results projected in the forward looking statements. These risks and uncertainties include, but are not limited to the following: (i) economic, political and market conditions, including the economies of Canada and the U.S., which could adversely affect the Company’s business, operating results or financial condition, including its revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (iii) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program and (iv) the Company’s ability to execute its strategic vision. Information concerning factors that could cause actual results to differ materially are set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 24, 2019 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.